Exhibit 99.1

CHINA LENDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2019	December 31, 2018

ASSETS
Current Assets
Cash and cash equivalents	$405,701	$1,311,749
Loans receivable - third parties, net of provision for loan losses of $152,719,939 and $128,109,728 as of June 30, 2019 and December 31, 2018, respectively	51,784,127	92,089,942
Loans receivable - related parties, net of provision for loan losses of $1,310,654 and $817,872 as of June 30, 2019 and December 31, 2018, respectively	-	490,724
Interest and fee receivables, net of provision for interest and fee receivable losses of $76,455 and $nil, respectively	2,288,188	105,823
Property and equipment, net	22,368	28,546
Intangible asset, net	63,265	67,571
Other assets	840,831	1,574,175
Total Assets	$55,404,480	$95,668,530

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities
Short-term bank loans	$7,988,915	$7,983,640
Loans from a cost method investee	-	14,539,956
Loan from third parties	14,674,991	3,312,202
Secured loan payable	63,319,158	79,213,679
Dividends payable	480,000	480,000
Taxes payable	936,589	689,209
Warrant liabilities	583,823	550,800
Other liabilities	20,279,388	15,246,698
Total Liabilities	108,262,864	122,016,184

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	9,995,727	9,652,527

Shareholders’ Deficit
Ordinary Shares, no par value; unlimited shares authorized; 25,287,851 and 25,288,003 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	-	-
Additional paid-in capital	98,036,152	98,036,152
Statutory reserve	6,621,063	6,621,063
Accumulated deficits	(163,747,238)	(136,620,068)
Accumulated other comprehensive loss	(3,766,483)	(4,037,404)
Total Shareholders’ Deficit	(62,856,506)	(36,000,257)

Noncontrolling interests	2,395	76

Total Deficit	(62,854,111)	(36,000,181)

Total Liabilities and Deficit	$55,404,480	$95,668,530

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LENDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2019	2018

Interest and fee income
Interest and fees on loans	$2,631,301	$51,151
Interest on deposits with banks	175	264
Total interest and fee income	2,631,476	51,415

Interest expense
Interest expense on short-term bank loans	(606,646)	(825,284)
Interest expense and fees on secured loans	(3,400,192)	(1,275,128)
Interest expense on loans from third parties	(1,377,083)	-
Interest expense on loans from a cost investment investee	-	(1,422,219)
Total interest expenses	(5,383,921)	(3,522,631)

Provisions for loan losses	(25,198,186)	(47,636,098)

Net Interest Loss	(27,950,631)	(51,107,314)

Non-interest income (expenses)
Salaries and employee surcharge	(324,344)	(246,605)
Business taxes and other taxes	-	27,678
Other operating expenses	(1,662,341)	(826,499)
Reversal of investment impairment	3,346,760	-
Fair value changes in warrant liabilities	(33,023)	-
Total non-interest income (expenses)	1,327,052	(1,045,426)

Loss Before Tax	(26,623,579)	(52,152,740)
Income tax expense	(158,072)	-
Net Loss	(26,781,651)	(52,152,740)

Dividend – Convertible Redeemable Class A preferred stock	(343,200)	-
Net income attributable to noncontrolling interests	(2,319)	-
Net loss attributable to ordinary shareholders	$(27,127,170)	$(52,152,740)

Net Loss	(26,781,651)	(52,152,740)

Other comprehensive income
Foreign currency translation adjustments	270,921	836,601
Comprehensive loss	(26,510,730)	(51,316,139)
Less: Dividend – Convertible Redeemable Class A preferred stock	(343,200)	-
Net income attributable to noncontrolling interests	(2,319)	-
Comprehensive loss attributable to ordinary shareholders	$(26,856,249)	$(51,316,139)

Weighted-average common shares outstanding – basic and diluted	25,287,852	18,422,783

Loss per share to ordinary shareholders – basic and diluted	$(1.07)	$(2.83)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CHINA LENDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary share		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Shareholder’s equity	Non controlling	Total Equity
	Number	Amount	capital	reserve	Deficit	loss	(deficit)	interests	(Deficit)
Balance as at December 31, 2017	23,758,817	$-	$96,977,528	$6,621,063	$(41,807,285)	$(4,008,086)	$57,783,220	$-	$57,783,220
Forfeiture of restricted shares	(1,150)	-	-	-	-	-	-	-	-
Dividends to shareholders	-	-	(343,200)	-	(222)	-	(343,422)	-	(343,422)
Net loss	-	-	-	-	(52,152,740)	-	(52,152,740)	-	(52,152,740)
Foreign currency translation adjustments	-	-	-	-	-	836,601	836,601	-	836,601
Balance as at June 30, 2018	23,757,667	$-	$96,634,328	$6,621,063	$(93,960,247)	$(3,171,485)	$6,123,659	$-	$6,123,659

Balance as at December 31, 2018	25,288,003	$-	$98,036,152	$6,621,063	$(136,620,068)	$(4,037,404)	$(36,000,257)	$76	$(36,000,181)
Forfeiture of restricted shares	(152)	-	-	-	-	-	-	-	-
Net (loss) income	-	-	-	-	(26,783,970)	-	(26,783,970)	2,319	(26,781,651)
Dividends to shareholders	-	-	-	-	(343,200)	-	(343,200)	-	(343,200)
Foreign currency translation adjustments	-	-	-	-	-	270,921	270,921	-	270,921
Balance as at June 30, 2019	25,287,851	$-	$98,036,152	$6,621,063	$(163,747,238)	$(3,766,483)	$(62,856,506)	$2,395	$(62,854,111)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LENDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2019	2018
Cash Flows from Operating Activities:
Net loss	$(26,781,651)	$(52,152,740)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	6,936	8,405
Amortization	4,466	4,762
Reversal of investment impairment	(3,346,760)	-
Provisions for loan losses	25,198,186	47,636,098
Fair value changes in warrant liabilities	33,023	-
Changes in operating assets and liabilities:
Interest and fee receivables	(2,208,313)	(15,485)
Other assets	745,693	223,981
Taxes payable	249,244	(62,119)
Other liabilities	5,070,361	3,496,174
Net Cash Used in Operating Activities	(1,028,815)	(860,924)

Cash Flows from Investing Activities:
Originated loans disbursement	(44,211,271)	(330,017)
Repayment of loans from customers	60,445,167	613,527
Purchases of property and equipment	(638)	-
Net Cash Provided by Investing Activities	16,233,258	283,510

Cash Flows from Financing Activities:
Repayment of short-term bank borrowings	(7,369)	(21,216)
Proceeds from a third party	103,159	-
Proceeds from secured loans	44,211,271	-
Repayments of secured loans	(60,422,070)	-
Net Cash Used in Financing Activities	(16,115,009)	(21,216)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,518	(628)

Net change in Cash and Cash Equivalents	(906,048)	(599,258)
Cash and Cash Equivalents at Beginning of period	1,311,749	1,220,380
Cash and Cash Equivalents at End of Period	$405,701	$621,122

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$5,675	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION

China Lending Corporation (the “Company”), formerly known as DT Asia Investments Limited (“DT Asia”), was incorporated as a blank check company on April 8, 2014, under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities (an “Initial Business Combination”).

On July 6, 2016, the Company consummated the Initial Business Combination with Adrie Global Holdings Limited (“Adrie”) and its subsidiaries and variable interest entity by acquiring from the shareholders of Adrie, all outstanding interests of Adrie and issued 20 million ordinary shares for a purchase price of US$200 million, with 8 million of such shares (the “Escrow Shares”) being held in escrow and subject to forfeiture (1) should the post-combination Company fail to meet certain minimum financial performance targets, or (2) as a result of indemnification claims by DT Asia Investments Limited. One-third of the Escrow Shares shall be released upon the post-combination Company obtaining certain specified adjusted consolidated net income targets in each of the calendar years 2016, 2017 and 2018.

In May 2017, the Company released one-third of the Escrow Shares. The targets of 2018 and 2017 were not achieved, as a result, the two installments of one-third of the Escrow Shares were not be released.

The transaction was accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Adrie effectuated control of the post-combination Company. For accounting purposes, Adrie was deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Adrie (i.e., a capital transaction involving the issuance of shares by the Company for the shares of Adrie). Accordingly, for accounting purpose, the consolidated assets, liabilities and results of operations of Adrie became the historical financial statements of China Lending Corporation and its subsidiaries, and the Company’s assets, liabilities and results of operations were consolidated with Adrie beginning on the acquisition date. No step-up in basis or intangible assets or goodwill were recorded in this transaction.

After the business acquisition, DT Asia was renamed as China Lending Corporation.

Urumqi Feng Hui Direct Lending Limited (“Feng Hui”) is a company established under the laws of the PRC on June 12, 2009, and its shareholders as of June 30, 2019 consisted of nine PRC companies and seven PRC individuals. Feng Hui is a microcredit company primarily engaged in providing direct loan services to small-to-medium sized enterprises, farmers and individuals in Xinjiang Province, PRC.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

On December 19, 2016, Feng Hui Holding established Ningbo Ding Tai Financial Leasing Co., Ltd. (“Ding Tai”) with registered capital of US$30,000,000. Ding Tai is engaged in the business of financial leasing service. Ding Tai has no operations of its own to date.

On January 24, 2017, Feng Hui Holding established Xinjiang Xin Quan Financial Leasing Co., Ltd. (“Xin Quan”) with registered capital of US$30,000,000 and later increased to US$50,000,000 during the year ended December 31, 2018. Xin Quan is engaged in the business of financial leasing service. Xin Quan has no operations of its own to date.

On November 19, 2018, Ding Xin and a third party company established Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”), with registered capital of RMB30,000,000, Zhiyuan is 99% owned by Ding Xin and the remaining 1% owned by the third party company. As of June 30, 2019, the shareholders has not paid in capital in Zhiyuan.

On November 29, 2018, Ding Tai and Ding Xin acquired 98.04% and 1.96% equity interest in Hangzhou Zeshi Investment Partners (“Zeshi”), a limited partnership with registered capital of RMB 51,000,000. Upon the closing of acquisition, Zhiyuan has not started any operations, nor it had any identifiable net assets or paid-in capital. As a result, Zhiyuan was acquired at zero consideration. As of June 30, 2019, the shareholders has not paid in capital in Zhiyuan.

Through Zhiyuan and Zeshi, the Company plans to launch new supply chain financing services in the near future, including business factoring program, financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of June 30, 2019, Zhiyuan had loans of approximately US$48.8 million to three customers.

In accordance with US GAAP, the primary beneficiary of a VIE is the variable interest holder (e.g., a contractual counterparty or capital provider) deemed to have the controlling financial interest(s) in the VIE. The primary beneficiary is the reporting entity (or member of a related party group) that has both of the following characteristics:

a) The power to direct the activities that most significantly impact the VIE’s economic performance; and

b) The obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Currently, Feng Hui is consolidated as a VIE of Ding Xin by a series of VIE Agreements with Ding Xin.

Contractual Arrangements between Ding Xin, Feng Hui, and Feng Hui’s Shareholders

On July 16, 2015, Ding Xin, Feng Hui and/or Feng Hui’s shareholders have executed the following agreements and instruments, pursuant to which China Lending Group, through its subsidiary Ding Xin, controls Feng Hui: Share Pledge Agreement, Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Power of Attorney (“VIE Agreements”). Each of the VIE Agreements is described below, and became effective upon their execution therein.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Feng Hui and Ding Xin, Ding Xin provides Feng Hui with comprehensive business support, technical services and consulting services relating to its day-to-day business operations and management, on an exclusive basis.

For services rendered to Feng Hui by Ding Xin under this agreement, Ding Xin is entitled to collect a service fee calculated based on the complexity, required time, contents and commercial value of the consulting services provided by Ding Xin. Ding Xin will calculate and sum up the service fees and correspondingly issue a notice to Feng Hui. Feng Hui will pay such service fees to the bank accounts as designated by Ding Xin within 10 working days from the receipt of such notice.

The Exclusive Business Cooperation Agreement shall remain in effect for five years, ending July 15, 2020, unless it is terminated by Ding Xin at its discretion with 30-days prior notice. Feng Hui does not have the right to terminate the Exclusive Business Cooperation Agreement unilaterally. Ding Xin may at its discretion unilaterally extend the term of the Exclusive Business Cooperation Agreement. This agreement grants Ding Xin the position as the primary beneficiary who is entitled to absorb losses or to receive benefits that could potentially be significant to Feng Hui.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

Contractual Arrangements between Ding Xin, Feng Hui, and Feng Hui’s Shareholders (CONTINUED)

Share Pledge Agreement

Under the Share Pledge Agreement between the Feng Hui shareholders and Ding Xin, the 16 Feng Hui shareholders pledged all of their equity interests in Feng Hui to Ding Xin to guarantee the secured indebtedness caused by failure of performance of Feng Hui’s and the Feng Hui shareholders’ obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Power of Attorney. Under the terms of the Share Pledge Agreement, any dividend or bonus received by Feng Hui in respect of the Pledged Equity shall be deposited into an account designated by Ding Xin. The Feng Hui shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Ding Xin is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Feng Hui shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice Ding Xin’s interest.

The Share Pledge Agreement shall be effective until all obligations under the other VIE Agreements have been performed by Feng Hui, when the VIE Agreements are terminated or when the secured indebtedness has been satisfied in full. Under the terms of the agreement, in the event that Feng Hui or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Ding Xin, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests and absorbs expected losses. This agreement grants Ding Xin the position as the primary beneficiary who is entitled to absorb losses or to receive benefits that could potentially be significant to Feng Hui.

Risks in relation to the VIE structure

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Conversely, liabilities recognized as a result of consolidating this VIE do not have any recourse on the Company’s general assets. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Feng Hui shareholders irrevocably granted Ding Xin (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Feng Hui. The option price is equal to the lowest price permissible by PRC laws.

The Exclusive Option Agreement will remain effective for a term of five years, ending July 15, 2020, and may be renewed at Ding Xin’s discretion.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

Contractual Arrangements between Ding Xin, Feng Hui, and Feng Hui’s Shareholders (CONTINUED)

Power of Attorney

Under the Power of Attorney, each Feng Hui shareholder authorized Ding Xin to act on the shareholder’s behalf as his, her or its exclusive agent and attorney with respect to all rights as a shareholder of Feng Hui, under PRC laws and the Articles of Association of Feng Hui, including but not limited to attending shareholder meetings and voting to approve the sale or transfer or pledge or disposition of shares in part or in whole or to designate and appoint the legal representative, directors, and supervisors of Feng Hui. When Ding Xin executes such shareholders’ rights, it should obtain all the current Ding Xin directors’ approval by the resolution of board of directors.

The Power of Attorney shall be continuously valid with respect to each Feng Hui shareholder from the date of execution of the Power of Attorney, so long as such Feng Hui shareholder is a shareholder of Feng Hui. Ding Xin is entitled to terminate the Power of Attorney unilaterally at its discretion by the written notice to Feng Hui.

The effective period of the VIE agreements is from July 16, 2015 to July 15, 2020. The VIE agreements can be renewed by written confirmation by Ding Xin to Feng Hui before their expiration. The extension length can be decided by Ding Xin solely. Once renewed, all the aforesaid agreed terms shall be unconditionally accepted by Feng Hui. Each VIE agreement can only be terminated if all parties thereto agree in writing to terminate the VIE agreement or if Ding Xin delivers to Feng Hui a notice of termination at least 30 days in advance of the termination effective date. Feng Hui has no right to terminate the VIE agreements unilaterally. Under this agreement, Ding Xin processes the power to direct the activities that most significantly impact the Feng Hui’s economic performance.

Upon a series of VIE Agreements, currently, substantially all of China Lending’s consolidated assets are held, and its consolidated revenues and income are generated, by Feng Hui, its consolidated variable interest entity that is controlled by contractual arrangements. Feng Hui is based in Urumqi, the capital city and business hub of Xinjiang Province, and most of Feng Hui’s lending activities are to enterprises and individual proprietors based there. The consolidated VIE’s assets may be used as collateral for the VIE’s obligation and the creditors of consolidated VIE have no recourse to the general credit of the primary beneficiary.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

As of June 30, 2019, the group structure of the Company is as following:

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a Company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth Company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The following includes conditions give rise to substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statement issuance date and management’s plans to mitigate these adverse conditions:

1)	Limited funds necessary to maintain operations

The Company had an accumulated deficit of US$163,747,238 as of June 30, 2019. In addition, the Company had a deficiency in net assets of US$62,854,111 as of June 30, 2019.  As of June 30, 2019, the Company had cash of US$405,701 and total liabilities of US$108,262,864. Caused by the limited funds, the management assessed that the Company was not able to keep the size of lending business within one year from the financial statement issuance date.

In November 2018, the Company established Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan. As of June 30, 2019, Zhiyuan had loans of aggregating US$48.8 million due from three customers.

2)	Recurring operating loss

During the six months ended June 30, 2019, the Company incurred operating loss of US$26,781,651. Affected by the reduction of lending business and increased loans losses, the management was in the opinion that recurring operating losses would be made continue within one year from the financial statement issuance date. The Company continues to use its best effort to improve collection of loan receivable and interest receivable, which would result in reversal of provision for loan losses and recognition of interest income which was past due over 90 days and thus a decrease in net loss.

3)	Negative operating cash flow

During the six months ended June 30, 2019, the Company incurred negative operating cash flow of US$1,028,815. However with the establishment of Zhiyuan and Zeshi, through which the Company plans to launch new supply chain financing services in the near future, including business factoring program. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan, the management assessed the Company would have a positive operating cash flow within one year from the financial statement issuance date.

●	Partnership with financial institutions

The Company has been actively seeking strategic partners in developing supply chain financing services.

On July 15, 2019, the Company entered into a five-year strategic partnership agreement with Rui Xin Insurance Technology (Ningbo) Co., Ltd (“Rui Xin”), a financial technology company providing comprehensive insurance solutions. Through the partnership, each party expects to jointly grow their businesses and help each other to expand their customer base by leveraging each other’s unique and complementary strength as well as resource in financial technology, the consumer finance market and the insurance industry. Pursuant to the strategic partnership agreement, the Company would benefit from 80% of the net income generated in consumer finance market, and 90% of the net income generated in the insurance industry.

On July 29, 2019, the Company entered into a five-year strategic partnership with Zhong Lian Jin An Insurance Brokers Co., Ltd. (“ZLJA”), a leading insurance brokerage company in China with over 90 branches across the nation. The partnership will enable both companies to further expand each other’s customer bases and to develop superior, customized consumer financing and insurance products by leveraging their industry expertise, service capabilities, and industry networks. China Lending will utilize its market resources to help ZLJA to effectively expand and manage its insurance customer base and sales channels. In return, ZLJA will leverage its existing customer base to identify potential sales leads for the Company’s consumer financing services. Pursuant to the strategic partnership agreement, the Company would benefit from 60% of the net income generated from the insurance customer base and sales channels facilitated by the Company.

On September 2, 2019, the Company entered into a three-year strategic partnership with Tianjin Taida Jianshe Group Co., Ltd. (“Taida”), a state-owned enterprise focusing on development, construction of industrial zones and properties, based in Tianjing. Pursuant to the strategic partnership agreement, the Company would provide Taida with real estate supply chain and real estate asset management services.

Though management had plans to mitigate the conditions or events that raise substantial doubt, there is substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements issuance date, as there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on the Company’s business, results of operations and financial position, and will materially adversely affect its ability to continue as a going concern.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited interim financial information as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2018, which was filed with the SEC on April 26, 2019.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited financial position as of June 30, 2019, its unaudited results of operations for the six months ended June 30, 2019 and 2018, and its unaudited cash flows for the six months ended June 30, 2019 and 2018, as applicable, have been made. The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of all wholly owned subsidiary’s VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, all of which are unrestricted as to withdrawal and uninsured. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the U.S. Federal depository insurance coverage of $250,000, or other limits of protection if held in financial institutions outside of the U.S., such as Government securities coverage of HK$500,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

(d)	Loan receivable, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at unpaid principal balances net of provision that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of business and personal loans (See Note 8).

(e)	Provision for loan losses

The provision for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in provision for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the provision for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the provision for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of operations and comprehensive income.

The provision consists of specific and general components. The specific component consists of the amount of impairment related to loans that have been evaluated on an individual basis, and the general component consists of the amount of impairment related to loans that have been evaluated on a collective basis. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (“TDRs”).

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Provision for loan losses (continued)

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than nine months or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off. Management estimates the provision balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the provision may be made for specific loans, but the entire provision is available for any loan that, in management’s judgment, should be charged-off.

The provision for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The provision is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio (Note 9). The Company evaluates its provision for loan losses on a quarterly basis or more often as necessary.

(f)	Interest and fee receivables

Interest and fee receivables are accrued and credited to income as earned but not received. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual interest or principal payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan interest or principal becomes past due by more than 90 days. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

(g)	Cost method investment

The Company carries its cost method investments at cost, recognized income as any dividend declared from distributions of the investee’s earnings if any and only adjusts for other-than-temporary impairment and distributions of earnings as the Company’s equity interest in the investee is less than 20%. Management regularly evaluates the investment for impairment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs.

For the six months ended June 30, 2019, the Company reversed the impairment loss of $3,346,760 for the investment in the cost method investee, according to the adjudication issued by Xinjiang Urumqi Intermediate People’s Court. Pursuant to the adjudication, the Company’s investment in the cost method investee, valued at $3,346,760, shall be transferred to one debtor as a repayment of the borrowings from the debtors. In addition, as the cost method investee was no longer the Company’s affiliate, the Company reclassified the borrowings from a cost method investee to borrowings from a third party, and reclassified interest expenses on loans from a cost investment investee to interest expenses on loans from third parties.

For the six months ended June 30, 2018, the Company did not provide or reverse impairment losses on cost method investments.

(h)	Property and equipment

The property and equipment are stated at cost less accumulated depreciation. The depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property and equipment are stated as follows

Furniture and fixtures	5 years
Vehicles	3 years
Electronic equipment	3 years

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred, major additions and betterment to equipment are capitalized.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Impairment of long-lived assets

The Company’s definite long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment and finite lived intangible assets, for impairment test when there is triggering event. Only indefinite lived assets have to be tested annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses for the six months ended June 30, 2019 and 2018.

(j)	Intangible assets

Intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight line or accelerated methods of amortization. Intangible assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company does not have indefinite-lived intangible assets.

(k)	Warrant liabilities

In connection with the issuances of common stocks, the Company may issue options or warrants to purchase common stock. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity.

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

(l)	Fair values of financial instruments

Disclosure is required for fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all nonfinancial assets and liabilities are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Fair values of financial instruments (continued)

As of June 30, 2019 and December 31, 2018, financial instruments of the Company were primarily comprised of cash, loans receivable, interest and fees receivable, other receivables, short-term bank loans, loans from a cost investment investee, loan from a third party and secured loans, taxes payable, convertible redeemable preferred shares, dividends payable, other payable and accrued expenses, which were carried at cost on the balance sheets, which approximated their fair values because of their generally short maturities.

Warrant liabilities

The inputs used to measure the estimated fair value of warrant liabilities are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 7.

As of June 30, 2019 and December 31, 2018, the Company’s warrant liabilities were comprised of Series A Warrants relating to a private placement closed in July 2018 at the fair value of $540,578 and $510,000, respectively, and the warrants issued to the agent for the private placement (Note 7) at the fair value of $40,800 and US$43,246, respectively.

(m)	Foreign currency translation and transactions

The reporting currency of China Lending is United States Dollars (“$”), which is also the functional currency. The Feng Hui Holding and PRC subsidiaries and VIE maintain their books and records in its local currency, the Hong Kong Dollars (“HKD”) and Renminbi Yuan (“RMB”) respectively, which are their functional currencies as being the primary currency of the economic environment in which these entities operate.

Transactions in foreign currencies other than functional currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

The Company translated the assets and liabilities into US dollars using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows at an average rate during the reporting period, as set forth in the following tables. Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive loss.

	June 30, 2019	December 31, 2018
Balance sheet items, except for equity accounts	6.8668	6.8776

	For the Six Months Ended June 30,
	2019	2018
Items in the statements of operations and comprehensive loss, and statements of cash flows	6.7856	6.3633

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the financial statements include: (i) the provision for loan losses; (ii) accrual of estimated liabilities; (iii) contingencies and litigation; (iv) assumptions impacting the valuation of ordinary shares, share option, restricted shares and warrant liabilities, and (v) deferred tax assets and liabilities.

(o)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606. Pursuant to ASC606-10-15-2, the interest income generated by the Company are scoped out of ASC606.

Interest income on loans – Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties. Additionally, any previously accrued but uncollected interest is reversed and accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

Management and assessment services on loans – Service fees for management and assessment services are paid by customers for the management and assessment services provided during the loan period. The Company recognizes the revenue over the loan period using a time-based measure of progress.

(p)	Non-interest expenses

Non-interest expenses primarily consist of salary and benefits for employees, traveling cost, entertainment expenses, depreciation of equipment, office rental expenses, professional service fee, office supply, etc., and are expensed as incurred.

(q)	Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were US$18,239 and US$43,477 for the six months ended June 30, 2019 and 2018, respectively.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Loss per share

Basic loss per share is computed by dividing loss available to stockholders by the weighted average shares of common stock outstanding during the period. Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. For the six months ended June 30, 2019 and 2018, The number of Class A convertible redeemable preferred shares, unit purchase option, convertible promissory note, non-vested restricted shares and warrants are omitted excluded from the computation as the anti-dilutive effect.

(s)	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2019 and December 31, 2018. As of June 30, 2019, income tax returns for the tax years ended December 31, 2014 through December 31, 2018 remain open for statutory examination by PRC tax authorities.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Comprehensive loss

Comprehensive loss includes net loss and foreign currency adjustments. Comprehensive loss is reported in the statements of operations and comprehensive loss.

Accumulated other comprehensive loss, as presented on the consolidated balance sheets are the cumulative foreign currency translation adjustments.

(u)	Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. The Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

(v)	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(w)	Share-based compensation

Share-based awards granted to the Company’s employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of share options is determined using the Black-Scholes valuation model and the fair value of restricted shares and restricted share units (“RSUs”) is determined with reference to the fair value of the underlying shares. Share-based awards granted to non-employees are initially measured at fair value on the grant date and remeasured at each reporting date through the vesting date. Such value is recognized as expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged for the consolidated income statements with the corresponding entry to additional paid-in capital.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the underlying shares, expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows; however, it is expected that the new CECL model will alter the assumptions used in calculating credit losses on loans, among other financial instruments, and may result in material changes to the Company’s credit reserves.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

(y)	Recently adopted accounting standards

In December 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors. The amendments clarify or simplify certain narrow aspects of ASC 842 for lessors. Specifically: 1) The amendments provide an accounting policy election whereby lessors may choose not to evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs. Instead, lessors making the election will account for those costs as if they are lessee costs, i.e., through the balance sheet instead of the income statement. 2) Lessors will exclude from variable payments, and therefore revenue, lessor costs paid by lessees directly to third parties. Conversely, lessors will include in variable payments, and therefore revenue, such costs that are paid by the lessor and reimbursed by the lessee, and 3) Regarding contracts with lease and nonlease components, lessors will allocate certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur. The amount of variable payments allocated to the lease components will be recognized in profit or loss, while the amount of variable payments allocated to nonlease components will be recognized in accordance with other GAAP. If an entity has not yet adopted the new leases standard, it must adopt ASU 2018-20 concurrently with the leases standard. If an entity has previously adopted the new leases standard, specific transition requirements apply. The adoption of this guidance did not have a material impact on its consolidated financial statements.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Recently adopted accounting standards (continued)

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”), which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of ASU 2018-02 is permitted, including adoption in any interim period for the public business entities for reporting periods for which financial statements have not yet been issued. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815):  (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception” (“ASU 2017-11”), which addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. The amendments in Part I of this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires the lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of this guidance did not have a material impact on its consolidated financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	RISKS

1)	Credit risk

Credit risk is one of the most significant risks for the Company’s business and arise principally in lending activities.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management. The Company originates loans to customers located primarily in Urumqi City, Xinjiang Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

2)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

3)	Foreign currency risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

4)	Industry concentration risk

The Company is exposed to concentration risk which is risk associated to over concentration on certain market, an excessive concentration can give rise to market risk.

Analysis for industry concentration over 10% as of June 30, 2019 (please refer to Note 21 for certain related parties acted as guarantors for loans):

	Loan receivable as of June 30, 2019	Interest income for the six months ended June 30, 2019
Tire supply chain financing	$81,171,725	$-
Trade and service	$53,712,617	$1,174
Construction and decoration	$48,013,631	$1,553,786

	Percentage	Percentage
Tire supply chain financing	39.4%	0%
Trade and service	26.1%	0%
Construction and decoration	23.3%	59.1%

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	RISKS (CONTINUED)

Analysis for industry concentration over 10% as of December 31, 2018 (please refer to Note 21 for certain related parties acted as guarantors for loans):

	Loan receivable as of December 31, 2018	Interest income for the year ended December 31, 2018
Tire supply chain financing	$79,604,804	$-
Trade and service	$55,090,515	$156,126
Construction and decoration	$50,889,845	$7,455

	Percentage	Percentage
Tire supply chain financing	35.9%	0%
Trade and service	24.9%	59.2%
Construction and decoration	23.0%	2.8%

5.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 6, 2016, the Company sold 715,000 Class A Preferred Shares at a price of US$12.00 per Class A Share with an annual dividend of 8%. The Company received gross proceeds of US$8,580,000 from this private placement without issuance cost.

The Class A Shares are mandatorily redeemable at a price US$12.00 per Class A Share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments), plus accrued dividends on the fifth anniversary of the original issue date of the Class A Shares. Each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at shareholder’s option after the closing of the Business Combination. The Class A preferred shares are automatically convertible on the date on which the average closing price of the Company’s ordinary shares for three consecutive trading days, that is equal to or exceeds US$16.00, provided that such date is after the closing of the Business Combination.

In the event of a Reorganization Event occurring following the closing of the Business Combination (which includes certain business combinations involving the Company or the Company having confirmed that at least 80% of the Class A Shares originally issued have elected to been converted at the election of their holders), each Class A Share outstanding immediately prior to such Reorganization Event shall be redeemed by the Company by making a redemption payment equal to the greater of the following (as reasonably determined by the Company’s Board of Directors): (i) an amount in cash equal to the liquidation preference, plus an amount equal to accumulated and unpaid dividends as of (but excluding) the date of the Reorganization Event, per Class A Share that is so redeemed, or (ii) the kind of securities, cash and other property that the holder of Class A Shares holding such Class A Share would have been entitled to receive if such holder had converted its Class A Shares into ordinary shares immediately prior to such Reorganization Event.

The Company did not recognize the beneficial conversion feature for the Class A Preferred shares since each Class A Share is convertible into one ordinary share (subject to equitable adjustments for stock splits, stock dividends, recapitalizations and other similar adjustments) at holder’s option. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. ASC 480-10-S99 notes that if a reporting entity issues preferred shares that are conditionally redeemable (e.g., at the holder’s option or upon the occurrence of an uncertain event not solely within the company’s control), the shares are not within the scope of ASC 480 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under FAS 150 and would require reclassification to a liability. The Class A Preferred Shares have been classified as mezzanine equity in the consolidated financial statement, presented below total liabilities but not included in the subtotal for total equity as of June 30, 2019. The Class A Preferred Share is not deemed to be an embedded derivative instrument to be bifurcated since it’s indexed to its own stock.

As of June 30, 2019 and December 31, 2018, dividend of US$343,200 and US$686,400 was accrued for Convertible Redeemable Class A Preferred Shares and the balance for Class A Preferred Shares was US$US$9,995,727 and US$9,652,527, respectively.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	Public Offering

On October 6, 2014, in its Public Offering, the Company sold 6,000,000 Units at an offering price of $10.00 per Unit and on October 14, 2014 the Company sold an additional 860,063 Units upon the underwriters’ exercise of its Over-Allotment option. Each Unit consists of one ordinary share (“Share”), one right (“Right(s)”), and one warrant (“Warrant”). Each Right entitles the holder to receive one-tenth (1/10) of a Share upon consummation of an Initial Business Combination. Each Warrant entitles the holder to purchase one-half of one ordinary share at a price of $12.00 per full share commencing on the later of the Company’s completion of its Initial Business Combination or 12 months from December 31, 2014, the effective date of the registration statement relating to the Public Offering (the “Effective Date”), and expiring five years from the completion of the Company’s Initial Business Combination. As a result, shareholders must exercise Warrants in multiples of two Warrants, at a price of $12.00 per full share, subject to adjustment, to validly exercise the Warrants. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares is at least $18.00 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given, provided there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants commencing five business days prior to the 30-Day Trading Period and continuing each day thereafter until the date of redemption. If the Company redeems the Warrants as described above, management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.”

The Units sold in the Public Offering began trading on October 1, 2014, the day after the Effective Date. Each of the Shares, Rights and Warrants were eligible to trade separately effective as of October 22, 2014. Security holders now have the option to continue to hold Units or separate their Units into the component pieces. Holders will need to have their brokers contact the Company’s transfer agent in order to separate the Units into Shares, Rights and Warrants. On May 30, 2016 and July 6, 2016, 5,255,657 and 1,544,138 shares were redeemed respectively by public shareholders. As of July 7, 2016, the Units have ceased trading. On December 21, 2016, all warrants were removed from listing.

On July 6, 2016, DT Asia Investments Limited (the “Company”) closed its business combination with Adrie Global Holding Limited (“Adrie”). As a result, Adrie became a wholly-owned subsidiary of the Company.

Underwriting Agreement

The Company paid an underwriting discount on Units sold in the Public Offering, of 3.25% of the Unit offering price, to the underwriters at the closing of the Public Offering (or an aggregate of $2,229,520, including discounts for the Public Units sold in the Over-Allotment exercise). The Company also sold to EBC and/or its designees, at the time of the closing of the Public Offering, for an aggregate of $100.00, an option (“Unit Purchase Option” or “UPO”) to purchase 600,000 Units. The UPO will be exercisable at any time, in whole or in part, during the period commencing on the later of the first anniversary of the Effective Date and the closing of the Company’s Initial Business Combination and terminating on the fifth anniversary of the Effective Date (December 31, 2019) at a price per Unit equal to $11.75. Accordingly, after the Initial Business Combination, the purchase option will be to purchase 660,000 ordinary shares (which includes 60,000 ordinary shares to be issued for the rights included in the units) and 600,000 Warrants to purchase 300,000 ordinary shares. The Units issuable upon exercise of this option are identical to the Units in the Offering. On July 5, 2016, based on updated mutual agreement, the Company paid $1.5 million in cash, issued a $250,000 convertible promissory note (one year no interest, convertible at $10 at EBC’s option) and issued 34,300 ordinary shares to EBC with a value of $343,000 at $10 per share to settle the EBC advisory fee in full.

Accounting for UPO

The Company accounted for the fair value of the UPO, inclusive of the receipt of a $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of the unit purchase option when issued was approximately $1,669,000 (or $2.782 per unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.73% and (3) expected life of five years. The UPO may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the UPO (the difference between the exercise prices of the UPO and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the UPO without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the UPO or the Warrants underlying the UPO. The holder of the UPO will not be entitled to exercise the UPO or the Warrants underlying the UPO unless a registration statement covering the securities underlying the UPO is effective or an exemption from registration is available. If the holder is unable to exercise the UPO or underlying Warrants, the UPO or Warrants, as applicable, will expire worthless.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	Public Offering (CONTINUED)

The Company granted to the holders of the UPO demand and “piggy back” registration rights for periods of five and seven years, respectively, from the Effective Date, including securities directly and indirectly issuable upon exercise of the UPO.

Warrants

DeTiger Holdings Limited (the “Former Sponsor”), agrees to transfer 1,000,000 warrants held by DeTiger in the amounts and to the transferee(s) as designated by the Seller Representative, for a purchase price payable by each Transferee of $0.50 per Warrant (the “Purchase Price”). The Purchase Price for each Warrant shall be payable by each Transferee only upon the exercise of each Warrant. As of June 30, 2019 and December 31, 2018, 9,280,323 and 9,280,323 shares of warrants were issued and outstanding, none of the warrants have been exercised.

Ordinary Shares

The Company is authorized to issue unlimited ordinary shares. Holders of the Company’s ordinary shares are entitled to one vote for each share.

As of June 30, 2019 and December 31, 2018, there were 25,287,851 and 25,288,003 ordinary shares issued and outstanding, respectively.

Ordinary Shares Held in Escrow

Upon consummation of the business combination between the Company and Adrie, an aggregate of 20 million ordinary shares were issued and 8 million of the issued ordinary shares were deposited in escrow (the “Escrow Shares”). One-third of the Escrow Shares (along with the related accrued dividends and distributions) shall be released upon the post-combination company obtaining certain specified adjusted consolidated net income targets in each of calendar years 2016, 2017 and 2018.

The target adjusted consolidated net income ranging in 2016 from US$20.2 million at the bottom to US$32.0 million at the top, in 2017 from US$22.6 million at the bottom to US$38.0 million at the top, and in 2018 from US$25.6 million at the bottom to US$44.0 million at the top, and with the average adjusted consolidated net income target for the alternative earn-out payment ranging from US$23.3 million at the bottom to US$40.0 million at the top.

The Company has achieved the earn-out payment requirement in 2016 thus one third of 8 million escrowed restricted shares were released in 2017. However the Company has not achieved the earn-out payment requirement in both 2018 and 2017, thus the two thirds of 8 million escrowed restricted shares were not released.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	SHAREHOLDERS’ EQUITY

Restricted Shares

On April 4, 2018, the Company forfeited 1,150 shares of restricted shares as the employees resigned from the Company.

On September 18, 2018, the Company granted 370,525 shares of restricted shares to four employees and one independent director of the Company for the services provided for the past one year. These shares are vested immediately upon grant. The fair value of restricted shares is determined with reference to the fair value of the underlying shares on grant date and is recognized as expense on the grant date. Share-based compensation expense, when recognized, is charged for the consolidated income statements with the corresponding entry to additional paid-in capital.

A summary of the changes in the restricted shares related to ordinary shares granted by the Company for the six months ended June 30, 2019 and 2018 is as follows:

	Number of restricted shares	Weighted average grant date fair value
Granted and unvested as of December 31, 2017	1,308	$7.90
Granted	370,525	0.85
Vested	(370,683)	0.85
Forfeited	(1,150)	7.90
Granted and unvested as of December 31, 2018 and June 30, 2019	-	$-

Preferred Shares

The Company is authorized to issue unlimited preferred shares, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. As of June 30, 2019 and December 31, 2018, there were 715,000 preferred shares issued and outstanding.

Warrants

For the six months ended June 30, 2019 and 2018, the Company did not issue new warrants, and the warrant holders did not exercise or forfeit any warrants. A summary of warrants activity for the six months ended June 30, 2019 and 2018 is as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2018	9,903,401	2.58 years	*

Balance of warrants outstanding as of June 30, 2019	9,903,401	2.08 years	*

*	As of June 30, 2019 and December 31, 2018, the Company’s 9,903,401 shares of warrants were comprised of 9,280,323 shares which would expire on July 6, 2021, and 623,078 shares which would expire on July 9, 2022, respectively.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	SHAREHOLDERS’ EQUITY (CONTINUED)

Warrants (continued)

Series A Warrants

In connection with the private placement closed on July 10, 2018, the Company issued Series A warrants to investors to purchase a total of 576,924 ordinary shares with a warrant term of four (4) years. The Series A Warrants have an exercise price of US$2.60 per share. In January 2019, the Company agreed to reduce the exercise price of Series A Warrants to US$1.18.

The Series A Warrants have customary anti-dilution protections including a “full ratchet” anti-dilution adjustment provision which are triggered in the event the Company sells or grants any additional shares of common stock, options, warrants or other securities that are convertible into common stock at a price lower than $2.60 per share. The anti-dilution adjustment provision is not triggered by certain “exempt issuances” which among other issuances, includes the issuance of shares of common stock, options or other securities to officers, employees, directors, consultants or service providers.

Based on an evaluation as discussed in FASB ASC 815-15, “Embedded Derivatives” and FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series A Warrants were not considered indexed to its own stock because neither the occurrence of a sale of equity securities by the issuer at market nor the issuance of another equity contract with a lower strike price is an input to the fair value of a fixed-for-fixed option or forward on equity shares. As such, the Series A Warrants was classified as a liability. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

As of June 30, 2019 and December 31, 2018, the Company estimated fair value of the Series A Warrants at US$540,578 and $510,000, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the June 30, 2019 and December 31, 2018, the Company estimated the fair value of Series A Warrants using the following assumption.

	On June 30, 2019	On December 31, 2018
Terms of warrants	36 months	42 months
Exercise price	1.18	2.60
Risk free rate of interest	1.56%	2.77%
Dividend yield	0.00%	0.00%
Annualized volatility of underlying stock	2.34	2.29

Series B Warrants

In connection with the private placement closed on July 10, 2018, the investors also received Series B warrants with an initial face amount of 200,000 ordinary shares, which are subject to adjustment not in excess of an aggregate of 462,843 ordinary shares (the “Series B Warrants”) for nominal consideration. If on the 30th day after the closing date of the transaction (the “Adjustment Date”), the closing bid price of the Company’s ordinary shares is less than US$2.60, the investors shall have the right to exercise the Series B Warrants and the number of ordinary shares to be issued to the investors upon exercise of the Series B Warrants shall be adjusted (upward or downward, as necessary) based on the closing bid price of the Company’s ordinary shares on such date.

Based on an evaluation as discussed in FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the Series B Warrants were not considered indexed to its own stock because the settlement amount does not equal the difference between the fair value of a fixed number of the Company’s shares and a fixed strike price. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

On August 9, 2018, the investors exercised the Series B Warrant for 390,579 ordinary shares at US$391.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	SHAREHOLDERS’ EQUITY (CONTINUED)

Placement Agent Warrants

On April 6, 2018, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as placement agent on a best efforts basis in connection with the above offering. In addition to the cash payments, the Company has also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 6.0% of the aggregate number of ordinary shares sold in this offering, which warrant will have the same term as Series A Warrants, including exercise price, vesting period, antidilution terms and etc. As such, same as the classification of Series A Warrants, the Placement Agent Warrants were classified as a liability, which requires the warrant to be re-measured to their fair value for each reporting period.

As of June 30, 2019 and December 31, 2018, the Company estimated fair value of the Placement Agent Warrants at US$43,246 and US$40,800, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

Allocation of Issuance Costs

In connection with the Private Placement closed on July 10, 2018, the Company incurred direct and incremental issuance costs of US$310,000. These costs were allocated to common stock, Series A Warrants and Series B Warrants in proportion to the allocation of proceeds. The issuance costs allocated to common stock were accounted for as a reduction of proceeds of the common stocks, while the issuance costs allocated to warrants were accounted for as non-operating expenses.

8.	LOAN RECEIVABLE, NET

The interest rates on loans issued ranged between 4% ~24% for the six months ended June 30, 2019 and 2018, respectively.

As of June 30, 2019 and December 31, 2018, loan receivable, net consisted of the following:

	June 30, 2019	December 31, 2018
Loan receivable, gross
Business loans	$93,065,862	$108,913,922
Personal loans	112,748,858	112,594,344
	205,814,720	221,508,266
Provision for loan losses
Collectively assessed	(12,378)	(23,264)
Individually assessed	(154,018,215)	(128,904,336)
	(154,030,593)	(128,927,600)
Loan receivable, net	$51,784,127	$92,580,666

Loan receivable – related parties, net	$-	$490,724
Loan receivable – third parties, net	$51,784,127	$92,089,942

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	LOAN RECEIVABLE, NET (CONTINUED)

Before the establishment of Zhiyuan and Zeshi in November 2018, the Company originated loans to customers located primarily in Urumqi City, Xinjiang Province. While thereafter the Company originates loans to customers located primarily in Urumqi City, Xinjiang Province, and Hangzhou, Zhejiang Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

All loans are short-term loans that the Company has made to either business or individual customers. As of June 30, 2019 and December 31, 2018, the Company had 74 and 75 business loan customers, and 159 and 159 personal loan customers, respectively. Most loans are either guaranteed by a third party or related parties (please refer to Note 21) whose financial strength is assessed by the Company to be sufficient or secured by collateral. Provision for loan losses is estimated on a quarterly basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the six months ended June 30, 2019 and 2018, a provision of US$25,198,186 and US$47,636,098 were charged for the unaudited consolidated statements of operations, respectively. For the six months ended June 30, 2019 and 2018, no write-offs were charged against provisions.

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

The following table represents the aging of loans as of June 30, 2019 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$-	$-	$2,991,204	$40,051,358	$43,042,562	$50,023,300	$93,065,862
Personal loans	1,092,212	72,814	14,466,856	97,116,976	112,748,858	-	112,748,858
	$1,092,212	$72,814	$17,458,060	$137,168,334	$155,791,420	$50,023,300	$205,814,720

The following table represents the aging of loans as of December 31, 2018 by type of loan:

	1-89 Days Past Due	90-179 Days Past Due	180-365 Days Past Due	Over 1 year Past Due	Total Past Due	Current	Total Loans
Business loans	$1,856,751	$1,129,755	$27,739,900	$12,248,816	$42,975,222	$65,938,700	$108,913,922
Personal loans	174,480	14,292,196	40,137,089	56,827,383	111,431,148	1,163,196	112,594,344
	$2,031,231	$15,421,951	$67,876,989	$69,076,199	$154,406,370	$67,101,896	$221,508,266

Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral as of June 30, 2019:

	Business loans	Personal loans	Total
Guarantee backed loans	$29,222,441	$36,169,918	$65,392,359
Pledged assets backed loans	59,765,830	74,892,565	134,658,395
Collateral backed loans	4,077,591	1,686,375	5,763,966
	$93,065,862	$112,748,858	$205,814,720

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	LOAN RECEIVABLE, NET (CONTINUED)

Analysis of loans by collateral (continued)

The following table summarizes the Company’s loan portfolio by collateral as of December 31, 2018:

	Business loans	Personal loans	Total
Guarantee backed loans	$29,176,804	$36,135,657	$65,312,461
Pledged assets backed loans	75,665,930	74,774,960	150,440,890
Collateral backed loans	4,071,188	1,683,727	5,754,915
	$108,913,922	$112,594,344	$221,508,266

Guarantee Backed Loans

A guaranteed loan is a loan guaranteed by a corporation or high net worth individual which includes related parties (refer to Note 21).  As of June 30, 2019 and December 31, 2018, guaranteed loans make up 31.8% and 29.5% of our direct loan portfolio, respectively.

Pledged Asset Backed Loans

Pledged assets backed loans are loans with pledged assets. Lenders has rights of access to the pledged assets at the time the loan is made and do not need to register them with government entities to secure the loan.  If the borrower defaults, we can sell the assets to recover the outstanding balance owed. For the supply chain financing involved for tire industry, the borrowers pledged with inventory and the whole sellers (certain are related parties) guarantee the repayment of loan if the borrowers defaults.

Both collateral loans and pledged loans are considered secured loans. The amount of a loan that lenders provide depends on the value of the collateral pledged.

Collateral Backed Loans

A collateral backed loan is a loan in which the borrower puts up an asset under their ownership, possession or control, as collateral for the loan. An asset usually is land use rights, equity shares, equipment or buildings. The loan is secured against the collateral and we do not take physical possession of the collateral at the time the loan is made.  We will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction.  In the event that the borrower defaults, we can then take possession of the collateral asset and sell it to recover the outstanding balance owed. If the sale proceeds of the collateral asset is not sufficient to pay off the loan in full, we will file a lawsuit against the borrower and seek judgment for the remaining balance.

As of June 30, 2019 and December 31, 2018, the Company pledged US$4,974,661 and US$4,966,849 loans receivable for secured loans the Company borrowed from China Great Wall Assets Management Co. Ltd. and related parties, loan-to-pledge ratios were 292% and 292% (See Note 15), which consisted of the following:

	June 30,	December 31,
	2019	2018
Business loans	$-	$-
Personal loans	4,974,661	4,966,849
Total pledged loans receivable	$4,974,661	$4,966,849

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	PROVISION FOR LOAN LOSSES

The provision for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the provision. The provision is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The provision is calculated at portfolio-level since our loans portfolio is generally comprised of smaller balance homogenous loans and is collectively evaluated for impairment.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into two portfolio types: Business and Personal. The provision consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, value of collateral and could include a qualitative component based on management judgment.

In estimating the probable loss of the loan portfolio, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

In addition, the Company calculates the provision amount as below:

1.	General Reserve - this reserve covers potential losses due to risks related to the region of China, industry, company or types of loan. The reserve rate is determined by total loan receivable balance and to be used to cover unidentified probable loan loss.

2.	Special Reserve - is fund set aside covering losses due to risks related to the region of China, industry, company or type of loans. The reserve rate could be decided based on management estimate of loan collectability. The loan portfolio did not include any loans outside of the PRC.

Generally, the primary factors for the evaluation of provision for loan losses consist of business performance, financial position, cash flow and other operational performance of the debtors. Among these, cash flow of the debtors is the primary funding source for repayment for determining the provision for loan losses and any collateral, pledged asset or guarantee is considered as a secondary funding source for repayment.

Besides the repayment ability and willingness to repay, the Company evaluates the provision for loan losses of collateral backed loans based on whether the fair value of the collateral if the repayment is expected to be provided by the collateral is sufficient or not. For loans with pledged assets, the net realizable value of pledged assets for pledged backed loans will be estimated to see if they have sufficient coverage on the loans. For the guarantee backed loans, the Company evaluates the provision for loan losses based on the combination of the guarantee, including the fair value and net realizable value of guarantor’s financial position, credibility, liquidity and cash flow.

As of June 30, 2019, the percentage of guarantee back loans, pledged asset backed loans, and collateral backed loans were 31.8%, 65.4% and 2.8% respectively. As of December 31, 2018, the percentage of guarantee back loans, pledged asset backed loans, and collateral backed loans were 29.5%, 67.9% and 2.6% respectively.

The valuation assessment of collateral and pledged assets was based on the valuation report issued by a valuation firm or the Company’s internal risk control department. The assets values were generally 50% to 60% of the fair value of collateral and pledged assets. The valuation will be updated for the loan period over one year in case of renewals and repeat customers. However, China Lending Group’s average loan term is less than 9 months, the value of the collateral and pledged assets, and guarantee backing the loans will be reviewed and monitored on a monthly basis through site visits.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	PROVISION FOR LOAN LOSSES (CONTINUED)

China Lending Group issues guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for willingness and ability of the guarantor to perform under its guarantee. China Lending Group accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals which includes related parties (see note 21).

In assessing the willingness and ability of a professional guarantee company to perform under a guarantee, the Company consider factors including its guarantee licenses, size of registered capital, corporate governance, internal audit system, risk management and compensation system, risk reserve, length of operation history especially cooperation history with China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the willingness and ability of a corporate guarantor to perform under a guarantee, the Company consider factors including nature of its businesses, size of registered capital, annual revenues, continuous profitability in the past three years, stability and adequacy of income and cash flows, clean credit history, current liabilities, willingness to accept credit monitoring by China Lending Group, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the willingness and ability of an individual guarantor to perform under a guarantee, the Company consider factors including their residency, whether being able to provide permanent residential addresses, marital status, occupations, legitimacy and stability of incomes, assets and liabilities, clean credit history, no criminal history, their default costs and other pertinent factors such as the loan size backed by guarantee over their net assets.

As of June 30, 2019 and December 31, 2018, loan receivable of US$154,018,215 and US$128,904,336 were charged of specific reserve with specific provision rates ranging between 10%-100% and 50%-100%, respectively.

While management uses the best information available to make loan loss provision evaluations, adjustments to the provision may be necessary based on changes in economic and other conditions or changes in accounting guidance.

The following tables present the activity in the provision for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of June 30, 2019 and December 31, 2018, and for the six months ended June 30, 2019 and 2018:

Provision for loan losses for the six months ended June 30, 2019

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$35,355,922	$93,571,678	$128,927,600
Provisions	7,029,408	18,169,032	25,198,440
Reversals	(254)	-	(254)
Foreign currency translation adjustment	(27,513)	(67,680)	(95,193)
Provision for loan losses ending balance	$42,357,563	$111,673,030	$154,030,593
Ending balance: individually evaluated for impairment	$42,345,185	$111,673,030	$154,018,215
Ending balance: collectively evaluated for impairment	$12,378	$-	$12,378

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	PROVISION FOR LOAN LOSSES (CONTINUED)

Provision for loan losses for the six months ended June 30, 2018

	Business loans	Personal loans	Total
Provision for loan losses beginning balance	$22,365,076	$41,929,614	$64,294,690
Charge-offs	(5,329,466)	-	(5,329,466)
Provisions	18,693,941	28,942,157	47,636,098
Foreign currency translation adjustment	(1,090,531)	(1,818,978)	(2,909,509)
Provision for loan losses ending balance	$34,639,020	$69,052,793	$103,691,813
Ending balance: individually evaluated for impairment	$34,639,020	$69,041,158	$103,680,178
Ending balance: collectively evaluated for impairment	$-	$11,635	$11,635

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which is effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves.

CECL adoption will have broad impact on the financial statements of financial services firms, which will affect key profitability and solvency measures. Some of the more notable expected changes include:

-	Higher loan loss reserve levels and related deferred tax assets. While different asset types will be impacted differently, the expectation is that reserve levels will generally increase across the board for all financial firms.

-	Increased reserve levels may lead to a reduction in capital levels.

-	As a result of higher reserving levels, the expectation is that CECL will reduce cyclicality in financial firms’ results, as higher reserving in “good times” will mean that less dramatic reserve increases will be loan related income (which will continue to be recognized on a periodic basis based on the effective interest method) and the related credit losses (which will be recognized up front at origination). This will make periods of loan expansion seem less profitable due to the immediate recognition of expected credit losses. Periods of stable or declining loan levels will look comparatively profitable as the income trickles in for loans, where losses had been previously recognized.

10.	Loan impairment

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	Loan impairment (CONTINUED)

Provision for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short-term nature of the loans.

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired. Due to the nature of the Company’s operation and the interest concessions granted, the troubled debt restructuring designation will not be removed until the loan is paid-off or otherwise disposed of. During the six months ended June 30, 2019 and 2018, the Company did not charge off any trouble debt restructuring loans.

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 10 days before expiration of the original loan. Then the Company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The Company’s risk management department will reevaluate the loan. If the Company decides to grant one-time extension, an extension agreement will be executed between the borrower and the Company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. In evaluating the extension and underwriting new loans, China Lending Group will request that borrowers obtain guarantees from state-owned or public guarantee companies. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually within twelve months. Such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension. For the six months ended June 30, 2019 and 2018, no loans were granted one-time extension.

A loan is considered to be a troubled debt restructuring loan when that is restructured or modified for economic or legal reasons, where these conditions are present: 1) The Company grants a concession that it otherwise would not consider and 2) The borrower is having financial difficulties. Under unusual circumstance, in order to reduce the potential losses on troubled debt, the Company may consider granting concession to borrowers with financial difficulties which has significant delay or significant shortfall in amount of payments. In order to deter troubled debt restructurings, stringent scrutiny and approval from the Company’s Loan Review Committee is required prior to the granting of concession on troubled debt.

As of June 30, 2019 and December 31, 2018, The troubled debt restructuring amounts of business loans were US$nil and US$nil, after provision of impairment for loan loss of US$1,427,157 and US$1,424,916, respectively. As of June 30, 2019 and December 31, 2018, the Company had no troubled debt restructuring personal loans.

As of June 30, 2019 and December 31, 2018, there were no receivables derecognized for the real estate related investment obtained from collateral.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	COST METHOD INVESTMENT

	June 30,	December 31,
	2019	2018

Cost method investment	-	-

In January 2015, the Company made a commitment to invest 5% of the paid-in capital in Xinjiang Microcredit Refinancing Co., Ltd. (“Microcredit Refinancing”). Microcredit Refinancing was a newly formed micro refinancing company in the PRC with total registered capital of RMB 1,000,000,000 (approximately $153,671,465). Such investment was accounted for under the cost method as the Company did not have significant influence over Microcredit Refinancing. On November 2017, the Company restructured its debts due to Microcredit Refinancing by offsetting its investment in Microcredit Refinancing and partial loans payable.

During the six months ended June 30, 2019, Xinjiang Urumqi Intermediate People’s Court issued the adjudication, pursuant to which the Company’s investment in the cost method investee, valued at $3,346,760, shall be transferred to Xinjiang Kai Di Investment Co. as a settlement of loan payable due to Microcredit Refinancing. As a result, as the cost method investee was no longer the Company’s affiliate, the Company reclassified the borrowings from a cost method investee to borrowings from a third party, and reclassified interest expenses on loans from a cost investment investee to interest expenses on loans from third parties.

12.	SHORT-TERM BANK LOANS, NET

The following is a summary of the principal and balance of the Company’s short-term bank loans as of June 30, 2019 and December 31, 2018:

	Entrust Bank			June 30,	December 31,
Lender Name	name	Interest rate	Term	2019	2018
Urumqi Changhe Financing Guarantee Co., Ltd. (“Changhe”)	Tianshan Rural Commercial Bank	Fixed annual rate of 10.0%	From August 9, 2016 to August 8, 2017	1,442,927	1,447,930
Urumqi Changhe Financing Guarantee Co., Ltd.	Bank of Urumqi Co., Ltd	Fixed annual rate of 10.0%	From July 13, 2016 to July 13, 2017	1,456,282	1,453,996
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd (“Zhengxin”)	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 4, 2017 to September 3, 2017	1,454,826	1,452,542
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 5, 2017 to September 4, 2017	726,685	725,544
Urumqi Changhe Financing Guarantee Co., Ltd.	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From January 11, 2017 to January 10, 2018	1,456,282	1,453,996
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From April 11, 2017 to December 10, 2017	582,513	581,598
Urumqi Economic Development Zone Zhengxin Financing Guarantee Co., Ltd	Tianshan Rural Commercial Bank	Fixed annual rate of 10%	From April 11, 2017 to April 10, 2018	869,400	868,034
				7,988,915	7,983,640
Less unamortized financing cost				-	-
Short-term bank loans less unamortized financing cost				$7,988,915	$7,983,640

Accrued interest expense charged for the short-term bank loans was US$606,646 and $825,284 for the six months ended June 30, 2019 and 2018, respectively. No amortization expenses for the financing cost were incurred for the six months ended June 30, 2019 and 2018, respectively. The loans were guaranteed by certain shareholders in Feng Hui and related parties. (See Note 21)

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	loans FROM a related party, A COST METHOD INVESTEE

On August 10, 2017, Xinjiang Microcredit Refinancing Co., Ltd (or “Microcredit Refinance”) transferred the loan receivable of RMB 25,000,000 (approximately US$3,744,196) due from Feng Hui to Xinjiang Kai Di Investment Co., Ltd (or “Kai Di”). On November 17, 2017, Feng Hui entered into an agreement with Kai Di, pursuant to which Feng Hui would transfer its investment in Xinjiang Microcredit Refinancing Co., Ltd. to Kai Di, as a settlement of the loan payable of RMB 25,000,000.

During the six months ended June 30, 2019, Xinjiang Urumqi Intermediate People’s Court issued the adjudication, pursuant to which the Company’s investment in the cost method investee, valued at $3,346,760 (RMB 22,709,774.97), shall be transferred to Xinjiang Kai Di Investment Co. as a partial settlement of the loan payable of RMB 25,000,000 due to Microcredit Refinancing. As a result, as the cost method investee was no longer the Company’s affiliate, the Company reclassified the borrowings from a cost method investee to borrowings from a third party (Note 14), and reclassified interest expenses on loans from a cost investment investee to interest expenses on loans from third parties.

The following is a summary of the Company’s loans from Xinjiang Microcredit Refinancing Co. Ltd., which is a cost method investee of the Company, as of June 30, 2019 and December 31, 2018:

Lender name	Interest rate	Term	June 30, 2019	December 31, 2018
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	$-	$3,634,989
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	-	2,180,993
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	-	1,453,996
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	-	7,269,978
Total loans from a cost method investee			$-	$14,539,956

Both accrued interest expense and penalties for default payment of principal and interest charged for the loans from the cost method investee were US$nil and US$1,422,219 for the six months ended June 30, 2019 and 2018, respectively.

As of June 30, 2019 and December 31, 2018, Fenghui pledged loans receivable aggregating US$nil and US$21.14 million for these loans, and Fenghui shareholder provided guarantee for these loans. (see Note 21)

14.	LOANS FROM THIRD PARTIES

Lender name	Interest rate	Term	June 30, 2019	December 31, 2018
Urumqi Changhe Financing Guarantee Co., Ltd.	Fixed annual rate of 7.0%	Repayment on demand	$2,182,967	$2,179,539
Urumuqi National Economic Financing and Guarantee Co., Ltd.	Fixed annual rate of 7.0%	Repayment on demand	1,134,444	1,132,663
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	333,522	-
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	2,184,424	-
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	1,456,282	-
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	7,281,412	-
Zhiyuan Shenzhen Factoring Co., Ltd.	Interest was not charged	Repayment on demand	101,940
			$14,674,991	$3,312,202

During the year ended December 31, 2018, Changhe and Urumuqi National Economic repaid on behalf of the Company the bank loans of US$2,179,539 and US$1,132,663 due to Shanghai Pudong Development Bank (“SPDB”). Accordingly the Company settled the bank loans due to SPDB and recorded a loan due to Changhe and Urumuqi National Economic, respectively. The loan was charged of interest expenses at an interest rate of 7% per annum and was repaid on demand. For the six months ended June 30, 2019, the interest expense charged on the loans due to Changhe, Urumuqi National Economic and Microcredit Refinancing were US$115,977, US$60,271 and US$1,200,835, respectively. For the six months ended June 30, 2018, the Company did not borrow loans from third parties and did not accrue interest expenses on the loans from third parties.

All these loans were not secured or guaranteed.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	SECURED LOAN PAYABLE

The following is a summary of the Company’s secured loan payable as of June 30, 2019 and December 31, 2018:

			June 30,	December 31,
Lender name	Interest rate	Term	2019	2018
China Great Wall Assets Management Co. Ltd. (“China Great Wall”)	Fixed annual rate of 11.0%	From October 29, 2016 to October 28, 2017	$14,533,697	$14,510,876
Hangzhou Jingyuan Investment Management Co., Ltd	Fixed annual rate of 6.27%	From January 25, 2019 to July 25, 2019*	43,688,472	-
Hangzhou Jingyuan Investment Management Co., Ltd	Fixed annual rate of 6.0%	From December 12, 2018 to December 12, 2019	5,096,989	5,088,985
Hangzhou Jingyuan Investment Management Co., Ltd (“Hangzhou Jingyuan)	Fixed annual rate of 1.29%	From December 28, 2018 to February 27, 2019**	-	50,889,845
Hangzhou Jingyuan Investment Management Co., Ltd	Fixed annual rate of 6.0%	From December 29, 2018 to June 28, 2019	-	8,723,973
			$63,319,158	$79,213,679

*	The loan was repaid in the month of July 2019.
**	The loan was repaid in the month of January 2019.

Secured loan due to China Great Wall

As of June 30, 2019, the secured loan payable due to China Great Wall was overdue. The aggregation of charges on the secured loan payable, including interest and financing expenses, default interest expenses, and penalties for default payment of principals were US$1,582,202 and US$1,275,128 for the six months ended June 30, 2019 and 2018, respectively.

The secured loan payable was guaranteed by shareholders of the Feng Hui (See Note 21), and Feng Hui pledged US$4,974,661 and US$4,966,849 loans receivable from its customers as of June 30, 2019 and December 31, 2018, respectively, to secure this loan for the lender.

On January 16, 2018, the Company has received a subpoena to action from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd has sued the Company and the guarantors to the court for the default loan and penalties. On September 18, 2018, Xinjiang Superior People’s Court adjudicated that the Company shall repay the principal, interest and penalties owed to China Great Wall Assets Management Co, Ltd, aggregating US$16.4 million (RMB 112.6 million). The Company is now in the process of appeal. The Company is in the progress of appeal. The company is actively negotiating with China Great Wall Assets Management Co, Ltd about the debt restructuring, but there is no agreement achieved.

Secured loans due to Hangzhou Jingyuan

As of June 30, 2019 and December 31, 2018, Zhiyuan borrowed loans aggregating US$48,785,461 and US$64,702,803 from Hangzhou Jingyuan, a third party to support its loan services. The loans were charged of interest expenses at an interest rate of ranging between 1.28% and 6.32% per annum. For the six months ended June 30, 2019 and 2018, the interest expense charged on the loans due to Jingyuan was US$1,817,990 and US$nil, respectively.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	OTHER LIABILITIES

Other liabilities as of June 30, 2019 and December 31, 2018 consisted of:

	June 30, 2019	December 31, 2018

Interest payable	$15,685,075	$10,617,533
Accruals	159,785	142,753
Other payables	356,938	415,224
Long-term debt	4,077,590	4,071,188
	$20,279,388	$15,246,698

On November 16, 2016, Feng Hui received a loan of US$2,879,865 (RMB 20,000,000) from Urumqi High-speed Railway Hub Comprehensive Development & Construction Investment Co., Ltd. with maturity date of November 15, 2021 from November 16, 2016. The interest rate is 1% and the principal is due upon maturity.

On August 25, 2017, Feng Hui received a loan of US$1,229,372 from Xinjiang software park Co., Ltd. with maturity date of August 24, 2022 from August, 2017. The interest rate is 1% and the principal is due upon maturity.

17.	DIVIDEND PAYABLE

As of June 30, 2019 and December 31, 2018, there were 25,287,851 and 25,288,003 ordinary shares issued and outstanding. Dividends payable on ordinary share as of June 30, 2019 and December 31, 2018 were US$480,000 and US$480,000, respectively.

18.	STATUTORY RESERVE

In accordance with PRC regulations, the subsidiaries and VIE of the Company in the PRC are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserves can only be used for specific purposes and are not distributable as cash dividends. For the six months ended June 30, 2019 and 2018, the Company incurred net loss from its operations and did not provide a statutory reserve. As of June 30, 2019 and December 31, 2018, total statutory reserves were US$6,621,063 and US$6,621,063, respectively.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	TAXATION

British Virgin Islands

Under the current laws of the British Virgin Islands, China Lending Corporation and Adrie are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Feng Hui Holding is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Feng Hui Holding is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Jing Kai, Ding Xin, Ding Tai, Feng Hui, Zhiyuan and Zeshi are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Feng Hui is a qualified enterprise engaged in industry list of Western Development Strategy and is therefore entitled to preferential tax rate of 15% till December 31, 2020.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2019 and 2018, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets. As of June 30, 2019 and December 31, 2018, the Company maintains a full valuation allowance on its net deferred tax assets.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

The Company had current tax expenses of $158,072 and $nil for the six months ended June 30, 2019 and 2018. The Company does not have any deferred tax expenses for the six months ended June 30, 2019 and 2018.

During the six months ended June 30, 2019 and 2018, there were no income taxes attributable to the operations in Jing Kai, Ding Xin, Ding Tai and Feng Hui. As of June 30, 2019 and December 31, 2018, the Company had net operating loss carryforwards of US$7,470,914 and US$5,137,726, respectively, which will expire in 2024 and 2023. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. At June 30, 2019 and December 31, 2018, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

The tax effects of temporary differences that give rise to the following approximate deferred tax assets as of June 30, 2019 and December 31, 2018 are presented below:

	June 30, 2019	December 31, 2018

Accrued interest receivable	$52,723	$52,930
Accrued interest payable	1,467,460	1,058,637
Provision for loan losses	24,077,943	21,300,459
Accruals	25,186	22,093
Investment impairment	50,028	545,248
Net operating losses carryforwards	1,148,348	787,092
Deferred tax assets	26,821,688	23,766,459
Valuation allowance	(26,821,688)	(23,766,459)
Deferred tax assets, net	$-	$-

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	TAXATION (Continued)

The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in net loss. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of June 30, 2019 and December 31, 2018 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

20.	loss PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended June 30, 2019 and 2018, respectively:

	For the Six Months Ended June 30,
	2019	2018

Net Loss	(26,781,651)	(52,152,740)
Dividend – Convertible Redeemable Class A preferred stock	(343,200)	-
Net income attributable to noncontrolling interests	(2,319)	-
Net loss attributable to ordinary shareholders	$(27,127,170)	$(52,152,740)

Weighted-average common shares outstanding – basic and diluted	25,287,852	18,422,783

Loss per share to ordinary shareholders – basic and diluted	$(1.07)	$(2.83)

Basic loss per share to the ordinary shareholders are computed by dividing the net loss   attributable to the ordinary shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended June 30, 2019 and 2018. The number of warrants, Class A preferred shares are omitted excluded from the computation as the anti-dilutive effect.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	Related Party Transactions AND BALANCES

A.	Loans to related parties- Loans paid to related parties of the Company, and outstanding balances were as follows:

	Loans paid to Related Parties		Balance of Loans Receivable from Related Parties
	During the six months ended June 30,		As of June 30,	As of December 31,
	2019	2018	2019	2018
Related companies of non-controlling investors of Feng Hui	$-	$-	$-	$490,724

Interest income derived from the above loans to related parties were US$nil and US$nil for the six months ended June 30, 2019 and 2018, respectively. These loans were made in the normal course of the Company’s lending operation. The interest rates on the above loans ranged between 12%-17.4% for the six months ended June 30, 2019 and 2018. For the six months ended June 30, 2019 and 2018, a provision for loan losses of US$1,326,338 and US$141,329 was provided for the loans receivable from related parties.

B.	Loans received from a cost investment investee

Lender name	Interest rate	Term	June 30, 2019	December 31, 2018
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 23, 2016 to August 22, 2017	$-	$3,634,989
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From August 30, 2016 to November 29, 2017	-	2,180,993
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 1, 2016 to November 30, 2017	-	1,453,996
Xinjiang Microcredit Refinancing Co. Ltd.	Fixed annual rate of 12.0%	From September 19, 2016 to March 18, 2018	-	7,269,978
Total loans from a cost method investee			$-	$14,539,956

During the six months ended June 30, 2019, Xinjiang Urumqi Intermediate People’s Court issued the adjudication, pursuant to which the Company’s investment in the cost method investee, valued at $3,346,760 (RMB 22,709,774.97), shall be transferred to Xinjiang Kai Di Investment Co. as a partial settlement of the loan payable of RMB 25,000,000 due to Microcredit Refinancing. As a result, as the cost method investee was no longer the Company’s affiliate, the Company reclassified the borrowings from a cost method investee to borrowings from a third party (Note 14), and reclassified interest expenses on loans from a cost investment investee to interest expenses on loans from third parties.

As a result, both accrued interest expense and penalties for default payment of principal and interest charged for the loans from the cost method investee were US$nil and US$1,422,219 for the six months ended June 30, 2019 and 2018, respectively.

C.	Guarantees

-	Guarantees of the loans receivable provided by the Company’s shareholders and related parties of the Company, and outstanding balances were as follows:

	For the six months ended June 30,		As of June 30,	As of December 31,
Shareholders and related parties	2019	2018	2019	2018
Related companies of a non-controlling shareholder of the Company	$-	$-	$44,002,301	$45,395,196

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	Related Party Transactions AND BALANCES (Continued)

C.	Guarantees (continued)

-	Guarantees of the bank loans provided by the Company’s shareholders and related parties of the Company were as follows:

Bank name	Aggregated Principal	As of June 30, 2019	Shareholders and related parties
Tianshan Rural Commercial Bank	$8,009,553	$6,532,633	General manager of the Company and a non-controlling shareholder of the Company
Bank of Urumqi Co., Ltd	1,456,282	1,456,282	General manager of the Company and a non-controlling shareholder of the Company
	$9,465,835	$7,988,915

Bank name	Aggregated Principal	As of December 31, 2018	Shareholders and related parties
Tianshan Rural Commercial Bank	$7,996,976	$6,529,644	General manager of the Company and a non-controlling shareholder of the Company
Bank of Urumqi Co., Ltd	1,453,996	1,453,996	General manager of the Company and a non-controlling shareholder of the Company
	$9,450,972	$7,983,640

-	Guarantees of the secured loans and loans from a cost investment investee provided by the Company’s shareholders and related parties of the Company were as follows:

Lender name	Principal	As of June 30, 2019	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$14,533,697	$14,533,697	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	11,255,640	11,255,640	Non-controlling shareholders of the Company
Hangzhou Jingyuan Investment Management Co., Ltd	48,785,461	48,785,461	Non-controlling shareholders of the Company
	$74,574,798	$74,574,798

Lender name	Principal	As of December 31, 2018	Shareholders and related parties
China Great Wall Assets Management Co. Ltd.	$14,510,876	$14,510,876	Non-controlling shareholders of the Company
Xinjiang Microcredit Refinancing Co., Ltd.	14,539,956	14,539,956	Non-controlling shareholders of the Company
Hangzhou Jingyuan Investment Management Co., Ltd	59,613,818	59,613,818	Non-controlling shareholders of the Company
	$88,664,650	$88,664,650

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	Concentration of Credit Risks

As of June 30, 2019 and December 31, 2018, the Company held cash of US$405,701 and US$1,311,749, respectively, that was uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

As of June 30, 2019 and December 31, 2018, the loan receivable due from one and one customer accounted for 21% and 23% of total loan receivable.

23.	Commitments and Contingencies

Legal proceedings

As of June 30, 2019, the Company was involved in 20 lawsuits with its loan customers for the aggregated claim of delinquent balances of US$10.39 million, and in which the Company is a plaintiff. The Company did not recognize any gains associated with these lawsuits as they were contingent assets and the Company would reverse the provision for loan losses when received the delinquent balances.

In March 2018, the Company received two subpoenas from Xinjiang superior people’s court. Zhengxin Financing Guarantee Co., Ltd and Urumqi Changhe Financing Guarantee Co., Ltd. sued the Company and its guarantors for a default on the loan, plus penalties. The Company has reached settlement agreements with Zhengxin Financing Guarantee Co., Ltd and Urumqi Changhe Financing Guarantee Co., Ltd. to transfer loan receivables to both debtors as repayments of the principals and penalties totaled RMB 61.71 million ($8.99 million) no later than October 30, 2020. As a result, Zhengxin Financing Guarantee Co., Ltd and Urumqi Changhe Financing Guarantee Co., Ltd. withdrew the lawsuit cases from the court.

On January 16, 2018, the Company received a subpoena from Xinjiang superior people’s court. China Great Wall Assets Management Co, Ltd. sued the Company and its guarantors for a default on the loan, plus penalties, aggregating US$16.4 million (RMB 112.6 million). The case is in the process. The company is actively negotiating with China Great Wall Assets Management Co, Ltd about the debt restructuring, but there is no agreement achieved.

24.	SUBSEQUENT EVENTS

1) Entry into a five-year partnership agreement with Rui Xin Insurance Technology (Ningbo) Co., Ltd (“Rui Xin”)

On July 15, 2019, the Company entered into a five-year strategic partnership agreement with Rui Xin, a financial technology company providing comprehensive insurance solutions. Through the partnership, each party expects to jointly grow their businesses and help each other to expand their customer base by leveraging each other’s unique and complementary strength as well as resource in financial technology, the consumer finance market and the insurance industry. Pursuant to the strategic partnership agreement, the Company would benefit from 80% of the net income generated in consumer finance market, and 90% of the net income generated in the insurance industry.

The Company will work with Rui Xin to develop its own consumer financial platform. In collaboration with Rui Xin and its partners, the Company expects to provide value-added consumer financial services to insurance consumers of Rui Xin and its partners. Benefiting from the anticipated size of the business and the good credit record of insurance consumers, the Company will improve its asset quality and maintain sustainable business growth through the partnership. In addition, the Company and Rui Xin will also explore collaboration opportunities in areas such as insurance consumer acquisition, development of insurance products, expansion of insurance business, and customization of consumer financial solutions. Moreover, the Company will benefit from Rui Xin and its partners’ advanced technological capabilities in big data and artificial intelligence to improve its risk management and enhance its customer experience.

CHINA LENDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24.	SUBSEQUENT EVENTS (CONTINUED)

2) Entry into a five-year partnership agreement with Zhong Lian Jin An Insurance Brokers Co., Ltd. (“ZLJA”)

On July 29, 2019, the Company entered into a five-year strategic partnership with ZLJA, a leading insurance brokerage company in China with over 90 branches across the nation. The partnership will enable both companies to further expand each other’s customer bases and to develop superior, customized consumer financing and insurance products by leveraging their industry expertise, service capabilities, and industry networks. China Lending will utilize its market resources to help ZLJA to effectively expand and manage its insurance customer base and sales channels. In return, ZLJA will leverage its existing customer base to identify potential sales leads for the Company’s consumer financing services. Pursuant to the strategic partnership agreement, the Company would benefit from 60% of the net income generated from the insurance customer base and sales channels facilitated by the Company.

3) Entry into a framework agreement with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng”)

On August 12, 2019, the Company’s subsidiary, China Feng Hui Industrial Financial Holding Group Co., Ltd. has entered into a framework agreement (the “Agreement”) with Zhongfeng, pursuant to which Zhongfeng will either acquire a 100% equity interest in Urumqi Fenghui Direct Lending Co., Ltd. (“Feng Hui”), a variable interest entity of the Company primarily engaged in the microloan business, or obtain control over and become the primary beneficiary of Feng Hui through contractual arrangements for a cash consideration of no less than RMB15,000,000. Feng Hui primarily provides loan facilitation services to micro, small and medium sized enterprises in the Xinjiang Uygur Autonomous Region.

4) Entry into a framework agreement with Tianjin Taida Jianshe Group Co., Ltd. (“Taida”)

On September 2, 2019, the Company entered into a three-year strategic partnership with Taida, a state-owned enterprise focusing on development, construction of industrial zones and properties, based in Tianjing. Pursuant to the strategic partnership agreement, the Company would provide Taida with real estate supply chain and real estate asset management services.

5) NASDAQ notification on noncompliance and delisting from the Company’s common shares from Nasdaq

On July 11, 2019, the Company received a delisting determination letter from Nasdaq Listing Qualifications (“Nasdaq”), indicating that the Company’s securities would be subject to delisting from the Nasdaq Capital Market based on its non-compliance with the continued listing requirements, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company has requested a hearing before the Panel on August 22, 2019, to appeal the delisting determination. The hearing request has stayed the delisting action of the Company’s securities by Nasdaq pending the Panel’s final decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

On August 20, 2019, the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5555(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until February 11, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

On September 6, 2019, the Company was notified by Nasdaq that the Panel denied the Company’s recent appeal and determined to delist the Company’s common shares from Nasdaq. The decision to delist the Company’s common shares was reached as a result of the Company’s inability to regain compliance with the continued listing requirement of a minimum of $2.5 million in stockholders’ equity, as set forth in Nasdaq Listing Rule 5550(b)(1). Accordingly, the trading of the Company’s common shares on Nasdaq ceased at the opening of business on September 6, 2019. Subsequently, Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission to effect the removal of the Company’s securities from listing and registration on the Nasdaq Capital Market.

Subsequently, the Company’s securities has been quoted on the Pink Sheets, a centralized electronic quotation service for over-the-counter securities, following the Nasdaq delisting; the trading symbol for the Company’s securities has changed to “CLDOF”. Such quotation will continue so long as market makers demonstrate an interest in trading in the Company’s common shares; however, the Company can give no assurance that trading in its common shares will continue on the Pink Sheets or any other securities exchange or quotation medium. Further, trading of the Company’s common shares on the Pink Sheets may be restricted depending on the jurisdiction in which potential purchasers or sellers of shares reside.

The Company will remain a reporting company under the Securities Exchange Act of 1934 and continue to be subject to the public reporting requirements of the Securities and Exchange Commission.